

06015494

17 July 2006 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

SUPPL

Attention: Division of International Corporate Finance


SEC MAIL
PROCESSING
RECEIVED
JUL 2 5 2006
WASH
SECTION

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act").

Press release: **Nordea divest its minority holding in International Moscow Bank**

Nordea to outsource some IT services to Capgemini

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

PROCESSED
JUL 2 6 2006
THOMSON
FINANCIAL

Copenhagen, Helsinki, Oslo, Stockholm, 20 June 2006 1(1)

Nordea divests its minority holding in International Moscow Bank

Nordea, through its subsidiary Nordea Bank Finland Plc, has today signed an agreement with the Italian bank UniCredit, through its subsidiary Bayerische Hypo- und Vereinsbank AG, to sell its 23.42 per cent holding in International Moscow Bank (IMB). The shares correspond to a 26.44 per cent voting interest in IMB. Nordea is actively seeking to build its own presence in the Russian banking market.

The transaction is subject, inter alia, to regulatory approvals from relevant authorities and is expected to be completed in the third quarter of 2006. The consideration to be received by Nordea in connection with the sale is USD 395m. This will result in a tax-free capital gain of approx. EUR 200m that will be recognised when completion takes place. Nordea's consolidated profit from IMB for the first six months of 2006 is expected to be approx. EUR 25m.

-The ownership in IMB has been a good financial investment to date, providing Nordea with a growing stream of revenues. However, the disposal of shares in IMB will provide a substantial capital gain from what is essentially a financial investment, while at the same time giving Nordea the flexibility to pursue other opportunities in Russia, says Tom Ruud, Head of Corporate and Institutional Banking.

Nordea is committed to expanding its presence in the growing Russian market by way of establishing a fully controlled operation in order to support the business of its corporate customers in Russia and to capture the growth opportunities in the Russian corporate and retail segments. As a result, Nordea intends to pursue a strategy for growth in the Russian market, either by way of obtaining its own banking licence or by acquiring a small to medium-sized Russian bank.

During the transition period, Nordea's customers doing business in Russia will continue the relationship with IMB and benefit from the same services as before.

For further information:
Tom Ruud, Head of Corporate and Institutional Banking, + 46 8 614 79 61
Johan Ekwall, Head of Investor Relations, +46 8 614 7852
Atte Palomäki, Group Identity and Communications, +358 40 5476390

IMB
International Moscow Bank (IMB) was founded in 1989 and it is currently the 8th largest bank in Russia. Since the bank crisis in Russia Nordea and the German HypoVereinsBank acquired a majority holding in the bank in 1998. UniCredit is the major shareholder in IMB with a holding of 52.88 per cent. The other owners of International Moscow Bank are BCEN-Eurobank and the European Bank for Reconstruction and Development (EBRD).

Additional information is available at http://www.imb.ru/en/

Nordea is the leading financial services group in the Nordic and Baltic Sea region. We are making it possible for our customers to reach their goals by providing a wide range of products, services and solutions within banking, asset management and insurance. Nordea has almost 11 million customers, more than 1,100 branch offices and a leading netbanking position with 4.4 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and Copenhagen.

Copenhagen, Helsinki, Oslo, Stockholm, 21 June 2006 1(1)

Nordea to outsource some IT services to Capgemini

Nordea has signed a Letter of Intent in which it plans to outsource the maintenance and development of its administrative and data warehouse systems to Capgemini. The arrangement comprises application maintenance and development in Finance, HR and Procurement Systems including SAP and Legacy Systems in the respective areas as well as Data Warehouse Systems.

- Nordea pursues high levels of efficiency, productivity and flexibility in its operations. Since the maintenance and development of administrative and data warehouse systems concerning IT-related tasks such as programming, testing, second level support and error fixing are not part of Nordea's core business, it makes sense to outsource these to a strategic partner. In this regard, Capgemini could offer the most viable solution, says Markku Pohjola, Deputy CEO and Head of Group Processing and Technology of Nordea.

In connection with this planned arrangement, around 90 Nordea employees will be offered the opportunity of employment with Capgemini in Denmark, Finland, Norway and Sweden as of 1 October 2006. Capgemini will provide the services to Nordea from its delivery centres in the Nordic countries, as well as from Mumbai in India.

- We warmly welcome Nordea's employees to further strengthen Capgemini's Nordic position and our ambition to grow faster than the market within the financial services sector. With the type of projects we do both within and outside this sector, we can offer them interesting careers, says Roger Gullqvist, Head of Financial Services Industry Nordics at Capgemini.

For further information:

Nordea

Markku Pohjola, Deputy CEO and Head of Group Processing and Technology, +358 9 165 42214
Anders Israelsen, Head of IT Sales and Support Systems +45 33334662, +45 22206765
Boo Ehlin, Chief Communication Officer, Sweden, +46 8 614 84 64

Capgemini

Roger Gullqvist, Head of Financial Services Industry Nordics, Capgemini
Phone: +46 8 5368 5122
Mail: roger.gullqvist@capgemini.com

Malou Sjörin, Head of PR in Sweden, Capgemini
Phone: +46 8 5368 4240
Mail: malou.sjorin@capgemini.com